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brianhurley@paulhastings.com

August 16, 2004

04040059

37269.00006

VIA UPS NEXT DAY AIR

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 17 2004
WASH. D.C.
185

Attention: Filing Desk

Re: Excelsior Funds Trust (the "Fund")
<u>Registration No. 811-8490</u>

Ladies and Gentlemen:

On behalf of the Fund and pursuant to Section 33 of the Investment Company Act of 1940, as amended, we hereby transmit for filing a copy of a class action complaint that was originally filed on July 27, 2004, in the United States District Court for the Eastern District of Pennsylvania, against The Charles Schwab Corporation ("Schwab"), U.S. Trust Corporation, U.S. Trust Company, N.A., United States Trust Company of New York, James L. Bailey, Frederick S. Wonham, Rodman L. Drake, Morrill Melton ("Mel") Hall, Jr., Roger M. Lynch, and Jonathan Piel as Defendants, and Excelsior International Fund, Excelsior Funds Inc., and the Excelsior Funds as Nominal Defendants.

We have enclosed a pre-paid, self-addressed envelope and kindly request that you return a copy of this letter with evidence of filing.

Should you have any questions regarding this matter, please do not hesitate to contact the undersigned at the above number. Thank you.

Very truly yours,

PROCESSED
AUG 20 2004
THOMSON FINANCIAL

Brian F. Hurley
of PAUL, HASTINGS, JANOFSKY & WALKER LLP

SUMMONS IN A CIVIL ACTION

UNITED STATES DISTRICT COURT FOR THE EASTERN DISTRICT OF PENNSYLVANIA

LOU ANN MURPHY, DERIVATIVELY ON BEHALF OF THE EXCELSIOR INTERNATIONAL FUND, EXCELSIOR FUNDS, INC., AND THE "EXCELSIOR FUNDS" v. THE CHARLES SCHWAB CORPORATION, U.S. TRUST CORPORATION, U.S. TRUST COMPANY, N.A., UNITED STATES TRUST COMPANY OF NEW YORK, JAMES L. BAILEY, FREDERICK S. WONHAM, RODMAN L. DRAKE, MORRILL MELTON ("MEL") HALL, JR., ROGER M. LYNCH, AND JONATHAN PIEL, AND EXCELSIOR INTERNATIONAL FUND, EXCELSIOR FUNDS INC., AND THE EXCELSIOR FUNDS	CIVIL ACTION NO. 04-3547 TO: (NAME AND ADDRESS OF DEFENDANT)

YOU ARE HEREBY SUMMONED and required to serve upon

Plaintiff's Attorney (Name and Address)

DENISE DAVIS SCHWARTZMAN, ESQ.
361 W. LANCASTER AVENUE
HAVERFORD, PA. 19041

an answer to the complaint which is herewith served upon you, within 20 days after service of this summons upon you, exclusive of the day of service. If you fail to do so, judgment by default will be taken against you for the relief demanded in the complaint. Any answer that you serve on the parties to this action must be filed with the Clerk of this Court within a reasonable period of time after service.

Michael E. Kunz, Clerk of Court	Date: JULY 27, 2004

(By) Deputy Clerk

STEPHEN SONNIE

LP

IN THE UNITED STATES DISTRICT COURT
FOR THE EASTERN DISTRICT OF PENNSYLVANIA

FILED JUL 27 2004

LOU ANN MURPHY, derivatively on behalf of the EXCELSIOR INTERNATIONAL FUND, EXCELSIOR FUNDS INC., and the "EXCELSIOR FUNDS"[1] Plaintiffs v. THE CHARLES SCHWAB CORPORATION, U.S. TRUST CORPORATION, U.S. TRUST COMPANY, N.A., UNITED STATES TRUST COMPANY OF NEW YORK, JAMES L. BAILEY, FREDERICK S. WONHAM, RODMAN L. DRAKE, MORRILL MELTON ("MEL") HALL, JR., ROGER M. LYNCH, and JONATHAN PIEL, Defendants and EXCELSIOR INTERNATIONAL FUND, EXCELSIOR FUNDS INC., and the EXCELSIOR FUNDS, Nominal Defendants.	**CIVIL ACTION NO.** 04cv 3547 **JURY TRIAL DEMANDED**

DERIVATIVE COMPLAINT

Lou Ann Murphy ("Plaintiff"), derivatively on behalf of the Excelsior International Fund, Excelsior Funds Inc., and each of the Excelsior Funds, by her undersigned attorneys, for her Complaint against Schwab, the U.S. Trust Defendants, and

[1] A list of the "Excelsior Funds" is attached to this Derivative Complaint ("Complaint") as Exhibit A (together "Excelsior Funds" or "Funds").

the Director Defendants, as those terms are defined herein, (collectively, "Defendants"), alleges the following:

NATURE OF THE ACTION

1. This derivative action seeks to recover damages to the Funds caused by Defendants' breach of fiduciary duties, including under Section 36(b) of the Investment Company Act of 1940, and by the manipulative scheme in which the Defendants participated to enrich themselves at the expense of the Funds and their shareholders by permitting favored investors to engage in rapid in-and-out trades in the Funds, a practice commonly called "market timing" or "timing."

JURISDICTION AND VENUE

2. This Court has jurisdiction over this action under the following:

(a) Section 44 of the Investment Company Act of 1940 ("ICA"), 15 U.S.C. § 80a-43; and

(b) Section 214 of the Investment Advisors Act of 1940 ("IAA"); 15 U.S.C. § 80b-14.

3. This Court also has supplemental jurisdiction, pursuant to 28 U.S.C. § 1367(a), over the state law claims asserted herein because they arise out of and are part of the same case or controversy as the federal claims alleged.

4. Venue as to Defendants is proper in the Eastern District of Pennsylvania because some or all of the Defendants conduct business in this District and some of the wrongful conduct alleged herein took place or originated in this District. Moreover, Nominal Defendants the Excelsior Funds maintain their principal place of business in this District.

5. In connection with the acts and practices alleged herein, Defendants directly or indirectly used the mails and instrumentalities of interstate commerce, including, but not limited to, the mails, interstate telephone communications, and the facilities of the national securities markets and national securities exchanges.

THE PARTIES

Plaintiff

6. Plaintiff Lou Ann Murphy, a resident of Indian River County, Florida, acquired shares of the Excelsior International Fund on May 20, 2002 and continues to hold such shares. (See Plaintiff Verification, attached hereto as Exhibit B).

Defendants

7. Defendant Charles Schwab Corporation ("Schwab") is one of the nation's largest financial services firms engaged, through its subsidiaries, in providing securities brokerage and related financial services for over 7 million active accounts. The Charles Schwab Corporation is incorporated in Delaware and maintains its principle place of business at 101 Montgomery Street, San Francisco, CA 94104. The Charles Schwab Corporation also maintains offices within this Judicial District. Through its principal subsidiary, Charles Schwab & Co., Inc., Charles Schwab Corporation is one of the nation's largest financial services firm and the nation's largest electronic brokerage firm, as measured by customer assets. At May 15, 2003, Schwab served 8.0 million active accounts with $798.2 billion in customer assets.

8. Defendant U.S. Trust Corporation is a wholly-owned subsidiary of The Charles Schwab Corporation. Each of the investment advisors to the Excelsior Funds are wholly owned subsidiaries of U.S. Trust Corporation. Headquartered in New York City,

U.S. Trust Corporation had $85 billion in assets under management, as of Sept. 30, 2003, and serves affluent individuals, families and institutions nationwide through its offices in California, Connecticut, Delaware, the District of Columbia, Florida, Massachusetts, Minnesota, New Hampshire, New Jersey, North Carolina, Oregon, Pennsylvania, Texas, Virginia and Washington. U.S. Trust Corporation is incorporated in New York with its principle place of business at 114 West 47th Street, New York, NY 10036-1532.

9. Defendant U.S. Trust Company, N.A. (formerly U.S. Trust Company) is a wholly owned subsidiary of U.S. Trust Corporation. U.S. Trust Company, N.A., together with Defendant United States Trust Company of New York, is the investment advisor of the Excelsior Funds. U.S. Trust Corporation, N.A. is a national bank organized under the laws of the United States and maintains its principle place of business at 225 High Ridge Road, Stamford, Connecticut 06905.

10. Defendant United States Trust Company of New York is a wholly owned subsidiary of U.S. Trust Corporation. United States Trust Company of New York, together with U.S. Trust Corporation, N.A., is the investment advisor of the Excelsior Funds. United States Trust Company of New York is a state-chartered bank and trust company organized under the laws of New York and is a member bank of the Federal Reserve System. United States Trust Company of New York maintains its principle place of business at 114 W. 47th Street, New York, New York 10036.

11. Defendants U.S. Trust Corporation, U.S. Trust Corporation, N.A., and United Stated Trust Company of New York are collectively referred to as "U.S. Trust."

12. United States Trust Company of New York and U.S. Trust Company, N.A. (together, the "Advisor"), acting through their respective registered investment

advisory divisions, U.S. Trust New York Asset Management Division and U.S. Trust Company, N.A. Asset Management Division, serve as investment advisor to each Excelsior Fund.

Director Defendants

13. The individual defendants named in paragraph 15 below are each Directors and Trustees for the Excelsior Funds[2] and are hereinafter referred to as the "Directors" or "Director Defendants." The Directors of the Excelsior Funds have ultimate supervisory responsibility over the Advisor and establish policies that the Advisor must follow in its management activities. The Directors select the officers of Excelsior Funds and have a fiduciary duty to the Excelsior Funds and their shareholders. The business address for each Director is One Freedom Valley Drive, Oaks, PA 19456.

14. The following individuals are each Directors and Trustees for the Excelsior Funds:

(a) James L. Bailey: Executive Vice President of U.S. Trust Corporation and U.S. Trust New York (since January 2003), President of Excelsior Funds Inc., Excelsior Funds Trust, and Excelsior Tax-Exempt Funds Inc. (since May 2003), Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since February 2004), and Trustee of Excelsior Funds Trust (since February 2004).

(b) Frederick S. Wonham: President and Treasurer (1995 to February 2002), and Chairman of the Board and Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since 1995), and Trustee of Excelsior Funds Trust (since 1997);

---

[2] Each Excelsior Fund is a series of shares of one of three entities: Excelsior Funds, Inc.; Excelsior Tax-Exempt Funds, Inc; and Excelsior Funds Trust. Each individual defendant named in paragraph 18 is a Director for the Excelsior Funds that are series of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc., and is also a Trustee for the Excelsior Funds that are series of Excelsior Funds Trust. The difference between their roles as Director and Trustees is the form of the entity that they serve.

(c) Rodman L. Drake: Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since 1996), and Trustee of Excelsior Funds Trust (since 1994);

(c) Morrill Melton ("Mel") Hall, Jr.: Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since July 2000), and Trustee of Excelsior Fund Trust (since July 2000);

(a) Roger M. Lynch: Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since September 2001), and Trustee of Excelsior Funds Trust (since September 2001);

(e) Jonathan Piel: Director of Excelsior Funds, Inc. and Excelsior Tax-Exempt Funds, Inc. (since 1996), and Trustee of Excelsior Funds Trust (since 1994).

Nominal Defendants

15. Nominal Defendant Excelsior International Fund is a mutual fund that invests primarily in large, established companies in developed foreign markets including most nations in Western Europe and more developed nations in the Pacific Basin and Latin America. The Excelsior International Fund is a series of shares of Nominal Defendant Excelsior Funds, Inc. and is classified as diversified under the Investment Company Act of 1940.

16. Nominal Defendant Excelsior Funds, Inc. is an open-end, management investment company organized as a Maryland Corporation. The following Excelsior Funds are each separate series of shares of Excelsior Funds, Inc.: (1) Excelsior International Fund; (2) Excelsior Money Fund; (3) Excelsior Government Money Fund; (4) Excelsior Treasury Money Fund; (5) Excelsior Blended Equity; (6) Excelsior Large Cap Growth; (7) Excelsior Small Cap Fund; (8) Excelsior Value and Restructuring Fund;

(9) Excelsior Energy and Natural Resources; (10) Excelsior Real Estate; (11) Excelsior Biotechnology Fund; (12) Excelsior Pacific/Asia Fund; (13) Excelsior Pan European Fund; (14) Excelsior Emerging Markets Fund; (15) Excelsior Short-Term Government Securities Fund; (16) Excelsior Intermediate-Term Managed Income Fund; (17) Excelsior Managed Income Fund. The principle executive offices of Excelsior Funds, Inc. are located at One Freedom Valley Drive, Oaks, Pennsylvania 19456

17. Nominal Defendants the Excelsior Funds are mutual funds bearing the Excelsior name that are advised and marketed by subsidiaries of the Charles Schwab Corporation.

18. The following Excelsior Funds are each separate series of shares of Excelsior Tax-Exempt Funds Inc.: (1) Excelsior Tax-Exempt Money Fund; (2) Excelsior New York Tax-Exempt Money Fund; (3) Excelsior Short-Term Tax-Exempt Securities Fund; (4) Excelsior Intermediate-Term Tax-Exempt Fund; (5) Excelsior Long-Term Tax-Exempt Fund; (6) Excelsior New York Intermediate-Term Tax-Exempt Fund; (7) Excelsior California Tax-Exempt Income Fund.

19. The following Excelsior Funds are each separate series of Excelsior Funds Trust: (1) Excelsior Equity Fund; (2) Excelsior Optimum Growth Fund; (3) Excelsior High Yield Fund; (4) Excelsior Mid Cap Value Fund; (5) Excelsior Income Fund; (6) Excelsior Total Return Bond Fund; (7) Excelsior International Equity Fund; (8) Excelsior Enhanced Tax Advantaged International Fund; and (9) Excelsior Equity Income Fund.

20. The defendants described in paragraphs 19 through 23 are referred to as the "Nominal Defendants."

SUBSTANTIVE ALLEGATIONS

FACTUAL BACKGROUND

21. Like all other mutual funds, the Funds' shares are valued once a day, at 4:00 p.m. Eastern Time, following the close of the financial markets in New York. The price, known as the Net Asset Value ("NAV"), reflects the closing prices of the securities that comprise a particular fund's portfolio plus the value of any uninvested cash that the fund manager maintains for the fund. Thus, although the shares of a mutual fund are bought and sold all day long, the price at which the shares trade does not change during the course of the day. Orders placed any time up to 4:00 p.m. are priced at that day's NAV, and orders placed after 4:00 p.m. are priced at the next day's NAV. This practice, to price orders at the next day's NAV, is known as "forward pricing" and has been required by law since 1968.

22. Late Trading. Because of forward pricing, mutual funds are susceptible to a manipulative practice known as "late trading." Late trading is the unlawful practice of allowing some investors to purchase mutual fund shares **after** 4:00 p.m. at that day's NAV, even though such after-hours trades should be priced at the next day's NAV. Late traders seek to take advantage of events that occur after the close of trading on any given day, while purchasing shares of mutual funds at prices that do not reflect those events. "Late trading can be analogized to betting today on yesterday's horse races."[3] The late trader's arbitrage profit comes dollar-for-dollar out of the mutual fund that the late trader buys. When the late trader redeems his shares and claims his profit, the mutual fund manager has to either sell stock or use cash on hand – stock and cash that belong to the

[3] *State of New York v. Canary Capital Partners et al.*, Supr. Ct. of N.Y., ¶ 10 ("NYAG Complaint").

fund and its shareholders – to give the late trader his gain. The late trader's profit is revenue withheld from the shareholders and the mutual fund. The forward pricing rule was enacted precisely to prevent this kind of abuse. *See* 17 C.F.R. §270.22c-1(a).

23. Timing. Another manipulative practice used to exploit mutual fund pricing is known as "market timing" or "timing," which involves short-term "in-and-out" trading of mutual fund shares. Market timing takes many forms, but in all cases it is an arbitrage strategy designed to take advantage of the fact that some NAV's are calculated using "stale" prices for the securities in a fund's portfolio. These prices are "stale" because they do not necessarily reflect the "fair value" of such securities as of the time the NAV is calculated.

24. "Time zone arbitrage," is market timing which takes advantage of the fact that funds consisting primarily of foreign securities may calculate NAV based on stale prices. A typical example is a U.S. mutual fund that invests in Japanese securities. Because of the time zone difference, the Japanese market closes at 2:00 a.m. New York time. When the NAV is calculated at 4:00 p.m. in New York, it is based upon market information that is fourteen hours old. If there have been positive market moves during the New York trading day that will cause the Japanese market to rise when it opens later, the stale Japanese prices will not reflect the price change and the fund's NAV will be artificially low. A trader who buys the Japanese fund at the "stale" price is virtually assured of a profit that can be realized the next day by selling. One group of academic researchers was able to predict the next day's price movement in Japanese securities over 75% of the time using only using only futures on the Nikkei index traded in the U.S. and

the S&P 500 as signals.[4] By "timing" the fund, an investor seeks to earn repeated profits in a single mutual fund.

25. Predictable next-day price changes in foreign securities are not exploitable by trading in the securities themselves because those shares tend to re-price as soon as trading resumes the next day. However, market timers can exploit the pricing of mutual fund shares because the funds are not priced in response to information that becomes available while the foreign market is closed.

26. Another market timing scheme is "liquidity arbitrage." Under this scheme, a trader seeks to take advantage of stale prices in certain infrequently traded investments, such as high-yield bonds or the stock of small capitalization companies. The fact that such securities may not have traded for hours before the 4:00 p.m. closing time can render the fund's NAV stale, and thus open it to being timed.

27. Market timing also seeks to take advantage of inefficiency in the pricing of certain municipal, corporate, and mortgage bonds. These bonds are not efficiently priced by the market, and consequently their prices tend to lag the prices at which the more efficiently priced bond futures trade. Market timers exploit this phenomenon by purchasing (or selling) shares of a municipal bond fund that invest in bonds on days when the prices for bond futures rise (or fall), and do so at "stale" prices. Market timers employing this trading scheme then sell (or purchase) these mutual fund shares a day or two later once the prices of the bonds have "caught up" to the prices of the bond futures, thus earning huge profits with little or no corresponding risk, and usually without transaction fees.

---

[4] Boudoukh, et al., *supra* note 4, at 11-12.

28. Market timing and late trading are extremely profitable for market timers because (a) there is little or no risk incurred by the market timers, who are exploiting price inefficiencies inherent in the forward pricing structure of mutual funds and (b) most timed mutual funds do not charge commissions, or "loads," for trades, thus shifting the transaction costs for market timing from the market timers to the funds themselves.

29. The device of market timing is inconsistent with and inimical to the purpose for mutual funds as long-term investments. Mutual funds are designed for buy-and-hold investors, and are therefore the preferred investment instruments for many retirement and savings accounts. Nonetheless, certain investors attempt to make quick in-and-out trades in order to exploit the inefficiency of mutual fund pricing.

30. Timers also frequently pursue a strategy of trading through third parties, *i.e.*, brokers or other intermediaries who process large numbers of mutual fund trades every day through omnibus accounts where trades are submitted to mutual fund companies en masse. This way, timers hope their activity will be lost amid the other trades in the omnibus account. This is called "timing under the radar."

31. Insider Timing. Timing is not a quick-buck device limited to third parties who act either alone or in complicity with fund managers. Fund insiders, like portfolio managers, are sometimes unable to resist the opportunity for quick profits at the expense of the funds offered by timing opportunities.

THE SCHEME WITHIN THE EXCELSIOR FUNDS

34. On September 3, 2003, the New York State Attorney General Elliot Spitzer attacked the mutual fund industry by filing a complaint charging fraud against Edward Stern and Canary Capital Partners, LLC in connection with the unlawful mutual

practices of late trading and timing. Attorney General Spitzer's complaint sparked an industry wide investigation into the practices of market timing and late trading in mutual funds.

35. In connection with an examination of active trading of mutual fund shares by the United States Securities and Exchange Commission ("SEC") and Attorney General Spitzer, Schwab received inquiries and subpoenas for documents from those agencies.

36. Soon after receiving inquiries and subpoenas from the SEC and the Attorney General, Schwab began to conduct an independent examination of mutual fund shareholder trading practices in the Excelsior Funds.

37. On November 14, 2003, Schwab disclosed in its quarterly report filed on Form 10-Q that it had uncovered evidence of agreements to permit market timing in its Excelsior Funds. More specifically, Schwab stated:

> As with other major mutual fund companies in the United States and broker-dealers that distribute mutual fund shares, affiliates of the Company are responding to inquiries from federal and state regulators as part of an industry-wide review of mutual fund trading, distribution and servicing practices. These inquiries include examinations by the Securities and Exchange Commission of affiliates of [Schwab] and [U.S.Trust Corporation], and subpoenas issued to affiliates of [U.S.Trust Corporation] by the New York State Attorney General. The Company is cooperating with regulators and is conducting its own review of fund trading, distribution and servicing practices at or through Company affiliates. **Among other things, the Company is investigating circumstances in which a small number of parties were permitted to engage in short -term trading of U.S. Trust's Excelsior(R) Funds**; and a limited number of instances at Schwab in which fund orders may have been entered or processed after the 4:00 p.m. E.S.T. closing time in a manner contrary to Schwab policies. The Company's investigation is ongoing and the Company is taking steps to ensure compliance with its policies on market timing and late trading.

(Emphasis added.)

38. A statement from David Pottruck, Chief Executive Officer of Charles Schwab Corporation, issued on November 16, 2003, stated:

> As to the Excelsior Funds, thus far, we have found no late trading arrangements. These funds have thousands of clients and **there were market-timing arrangements, we believe, with five institutional clients.** Market timing is a practice that puts an expense burden on other fund shareholders and frankly is not good business. New management, which came into this group last summer, began to identify and terminate these arrangements before any mutual fund scandal at other firms became public, and all five arrangements are now terminated. Unfortunately, two junior employees violated our ethics policy and deleted related email files during the investigation for reasons we do not fully understand. We have found those files in backup data sources and we are cooperating with the New York Attorney General's investigation. The employees have been terminated.

(Emphasis added).

39. On November 25, 2003 U.S. Trust, the parent of the Advisor, issued a press release detailing the results of its own internal investigations. The release stated:

> The company's investigation to date has found that **U.S. Trust had market timing arrangements with four institutional clients that involved eight of the 28 Excelsior Funds.** These relationships were not authorized by executive management. We believe that knowledge of the market timing arrangements was limited to a few employees who were responsible for mutual fund sales to institutional clients.
>
> ...
>
> Two employees involved with the market-timing arrangements in the institutional mutual fund sales group have been terminated by U.S. Trust for failing to cooperate fully with the investigation, in violation of the company's ethics policy. While the two employees attempted to destroy information related to the government inquiry, U.S.

> Trust, through its back-up systems, recovered the deleted documents and delivered them to the authorities.

(Emphasis added).

40. In a press release filed with the SEC on November 25, 2003 the Excelsior Funds Inc. disclosed:

> U.S. Trust Company, N.A., United States Trust Company of New York, the Companies' investment advisers ("U.S. Trust") and the Companies have been contacted by the Office of the New York State Attorney General (the "NYAG") and U.S. Trust has been contacted by the U.S. Securities and Exchange Commission (the "SEC") in connection with their investigation of practices in the mutual fund industry identified as "market timing" and "late trading" of mutual fund shares. U.S. Trust and the Companies have been providing full cooperation with respect to these investigations.
>
> U.S. Trust and the Companies continue to review the facts and circumstances relevant to the SEC's and the NYAG's investigations. At the present time, management of U.S. Trust is unable to estimate the impact, if any, that the outcome of these investigations may have on the Companies.

41. In a May 18, 2004 supplement to its prospectuses Excelsior Funds Inc. further disclosed that, in addition to the investigations by the SEC and the New York Attorney general, the Advisor was being investigated by the West Virginia Attorney general and the U.S. Attorney's Office in San Francisco. Specifically, the disclosure stated:

> U.S. Trust Company, N.A., United States Trust Company of New York, the Companies' investment advisers (the "Adviser") and the Companies have been contacted by the Office of the New York State Attorney General (the "NYAG") and the Adviser has been contacted by the Securities and Exchange Commission (the "SEC") in connection with their investigation of practices in the

> mutual fund industry identified as "market timing" and "late trading" of mutual fund shares (the "Investigations"). The Adviser has also been contacted, through its parent, by the U.S. Attorney's Office in San Francisco and the Attorney General of the State of West Virginia (the "WVAG") with inquiries regarding the same subject matter. The Adviser and the Companies have been providing full cooperation with respect to these investigations, and continue to review the facts and circumstances relevant to the investigations.

EXCELSIOR POLICIES REGARDING TIMING

42. Fund mangers typically have the power simply to reject timed purchases. Many funds have also instituted short-term trading fees ("early redemption fees") that effectively reduce or eliminate the arbitrage that timers exploit. Generally, these fees go directly into the affected fund to reimburse it for the costs of short term trading. In addition, fund managers are required to update NAVs at the end of the day in New York when there have been market moves that might render the NAV stale. This is called giving the fund a "fair value." It eliminates the timer's arbitrage. As fiduciaries for their investors, mutual fund managers are obliged to do their best to use these weapons to protect their customers from the dilution that timing causes.

43. The Excelsior Funds, like most mutual funds, have internal policies intended to protect the fund assets from market timing.

44. The Prospectuses for all of the Excelsior Funds between the years 2001 and 2003 state:

> You may exchange your Shares on any Business Day for Shares of any portfolio of Excelsior Funds, Inc. or Excelsior Tax-Exempt Funds, Inc., or for Shares of certain portfolios of Excelsior Funds Trust. In order to protect other shareholders, **we may limit your exchanges to no more than six per year or reject an exchange if we deem that such exchange would not be in the best interests of a Fund or its shareholders**. This limitation is not intended to limit a shareholder's right to redeem shares.

> Rather, **the limitation is intended to curb short-term trading**. Shares can be exchanged directly by mail, or by telephone if you previously selected the telephone exchange option on the account application.

(Emphasis added).

45. This policy is reiterated in the Statements of Additional Information for the all of the Excelsior Funds between the years 2001 and 2003:

> There is no exchange fee imposed by the Companies or Excelsior Funds Trust. However, certain exchanges may be subject to a 2.00% redemption fee. ... **In order to prevent abuse of the exchange privilege to the disadvantage of other shareholders, the Companies and Excelsior Funds Trust reserve the right to limit the number of exchange requests of Investors to no more than six per year. The Companies may also refuse an exchange request if they determine that such exchange would not be in the best interests of a Fund or its shareholders.**

(Emphasis added).

46. The Prospectuses for all of the Excelsior Funds for the year 2000 state:

> In order to protect other shareholders, we may limit your exchanges to no more than six per year. We may also reject any exchange request.

47. The Prospectuses for all of the Excelsior Funds for the year 1999 state:

> In order to protect other shareholders, we may limit your exchanges to no more than six per year, and we may reject any exchange request.

48. The Prospectuses for all of the Excelsior Funds for the year 1998 state:

> In order to prevent abuse of this [exchange] privilege to the disadvantage of other shareholders, Excelsior Fund, Excelsior Tax Exempt Fund, and Excelsior Institutional Trust reserve the right to limit the number of exchange requests of Investors and Customers of Shareholder Organizations to no more than six per year.

49. In addition, the international portfolios of the Excelsior Funds impose a redemption fee in order to deter market timing and to reduce arbitrage profits from timing. The SAI's for years 2000 through 2003 for the Excelsior International Fund

International Fund, Pacific/Asia Fund, Pan European Fund, and Emerging Markets Fund state:

> A redemption fee of 2.00% of the value of the shares redeemed or exchanged will be imposed on shares in a Fund redeemed or exchanged 30 days or less after their date of purchase. **The redemption fee is intended to limit short-term trading in the Funds or, to the extent that short-term trading persists, to impose the costs of that type of activity on the shareholders who engage in it. The redemption fee will be paid to the appropriate Fund.** Each Fund reserves the right, at its discretion, to waive, modify or terminate the redemption fee. No redemption fee will be charged on redemptions and exchanges involving (i) those that occur as a result of a bona fide investment policy committee decision of a recognized financial institution with respect to an asset allocation program, (ii) shares acquired through the reinvestment of dividends or capital gains distributions, (iii) shares redeemed as part of a systematic withdrawal plan that represent 4% or less of the investor's investment subject to the plan account, or (iv) shares maintained through employee pension benefit plans subject to the Employee Retirement Income Security Act that offer the Excelsior Funds as an investment vehicle. For purposes of omnibus accounts, the redemption fee will be determined at the sub-account level.

(Emphasis added).

50. Contrary to these stated policies the Defendants permitted and facilitated market timing to the detriment of the Excelsior Funds.

PLAINTIFF AND THE EXCELSIOR FUNDS WERE DAMAGED BY DEFENDANTS' BREACH OF THEIR FIDUCIARY DUTIES

51. The Excelsior Funds have been damaged by Defendants' schemes and course of conduct. Each of Schwab, the U.S. Trust Defendants, and the Director Defendants owed to the Excelsior Funds the fiduciary duties of loyalty, candor and fair dealing and, under the ICA, the duty to refrain from charging or collecting excess compensation or other payments for services in order to preserve the funds' property and

assets, the duty not to place their own financial interests above those of the Excelsior Funds, and the duty of full and candid disclosure of all material facts thereto.

52. The events described in this Complaint have had and will have a series of deleterious effects on the Excelsior Funds, including but not limited to loss of confidence of the investing public in the integrity and management of the Excelsior Funds, resulting in outflow from the Excelsior Funds causing the Excelsior Funds' NAV to decline and the market value of the Funds to decline.

53. As a result of Defendants' misconduct, the Excelsior Funds are exposed to significant regulatory scrutiny and to suit by investors for losses, at a minimum, causing the Excelsior Funds to incur unnecessary direct and indirect investigatory, litigation and administrative costs, and potentially resulting in awards, judgments or settlements against the Excelsior Funds.

54. On February 20, 2004, Morningstar, Inc., a leading mutual fund research and rating firm, placed a "Don't Send New Money" rating on the Excelsior Funds and withdrew all recommendations on the Excelsior Funds because of their unlawful and fraudulent conduct.

THE ADVISOR DIRECTLY BENEFITTED FROM MARKET TIMING

55. The Advisor earns a profit from fees it charges the funds for financial advice and other services. These fees are typically a percentage of the assets in the fund, so the more assets in the family of funds, the more money the manager makes. Timers frequently offer managers more assets in exchange for the right to time. Fund managers, such as the U.S. Trust Defendants, have succumbed to temptation and allowed targeted funds to be hurt in exchange for additional money in their own pockets in the form of

higher management fees and other payments or benefit.

DEMAND EXCUSED ALLEGATIONS

56. Plaintiff has not made demand upon the Director Defendants to bring an action against Schwab and the U.S. Trust Defendants and other culpable parties to remedy the wrongdoing alleged herein because:

(a) Demand is excused because no such demand is required for Plaintiff to assert a federal claim under Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), for breach of fiduciary duty in connection with the compensation and other payments paid to the Advisor.

(b) The unlawful acts and practices alleged herein are not subject to the protection of any business judgment rule and could not be ratified, approved, or condoned by disinterested and informed directors or trustees under any circumstances;

(d) The Director Defendants owe their positions as well as their loyalties solely to U.S. Trust management and lack sufficient independence to exercise business judgment;

(e) The Director Defendants derive substantial revenue and other benefits for their services;

(f) Such demand would be futile. The SEC, the NYAG, the WVAG, and the U.S. Attorney's Office have been investigating the unlawful acts and practices alleged herein. Moreover, Director Defendants have already been informed of the wrongdoing alleged herein and have failed and refused to take appropriate action to recover damages for the Excelsior Funds. If an investigation by the SEC, the NYAG, the WVAG, and the U.S. Attorney's Office could not prompt the Directors to take action, a shareholder demand by Plaintiff would be similarly futile.

COUNT I

VIOLATION OF SECTION 36(a) OF THE INVESTMENT COMPANY ACT AND FOR CONTROL PERSONAL LIABILITY UNDER THE INVESTMENT COMPANY ACT

(Against Schwab, the U.S. Trust Defendants, and the Director Defendants)

69. Plaintiff incorporates by reference all paragraphs above.

70. The Excelsior Funds and each of them are registered investment companies.

71. The Advisor Defendants are investment advisors under Section 36(a) as that term is defined in Section 2 of the ICA.

72. The Director Defendants are directors pursuant to Section 36(a) as that term is defined in Section 2 of the ICA.

73. Schwab and U.S. Trust Corporation by virtue of their ownership and position and responsibilities for managing and directing the activities of the Advisor Defendants are controlling persons pursuant to Section 48 of the Investment Company Act of 1940 ("ICA").

74. Pursuant to Section 36(a) of the ICA, 15 U.S.C. §80a-35(a), Schwab, the U.S. Trust Defendants, and the Director Defendants owe to the Excelsior Funds and their shareholders the fiduciary duties of loyalty, candor and due care.

75. Each of Schwab, the U.S. Trust Defendants, and the Director Defendants breached his/her or its fiduciary duty to the Excelsior Funds by the acts alleged in this complaint.

76. As a direct and proximate result of the wrongful conduct by the Advisor Defendants and the Director Defendants, the assets and value (including the NAV) of the

Excelsior Funds have been reduced and diminished and the corporate assets of the Excelsior Funds have been wasted and they are liable.

COUNT II

VIOLATION OF SECTION 36(b) OF THE INVESTMENT COMPANY ACT (Against Advisor Defendants)

77. Plaintiff incorporates by reference all paragraphs above.

78. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), the investment advisor of a mutual fund owes to the mutual fund and its shareholders a fiduciary duty with respect to its receipt of compensation for services or payments of any material nature, paid by the mutual fund or its shareholders to such investment advisor or any affiliated person.

79. Pursuant to Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b), a civil action may be brought by a mutual fund shareholder on behalf of the mutual fund against an investment advisor or any affiliated person who has breached their fiduciary duty concerning such compensation or other payments.

80. As alleged herein, each Advisor Defendant has breached its fiduciary duty concerning such compensation or other payments.

81. By agreeing and/or conspiring with timers to permit and/or encourage timing in the Excelsior Funds, the Advisor Defendants have placed their own self-interest in maximizing their compensation and other payments over the interest of the Excelsior Funds and their shareholders.

82. As a result, Defendants have violated Section 36(b) of the ICA, 15 U.S.C. § 80a-35(b).

83. By agreeing and/or conspiring with market timers to benefit themselves, Defendants' conduct constitutes willful misfeasance, bad faith, gross negligence and/or reckless disregard of the duties involved in the conduct of their respective offices.

84. As a direct and proximate result of the wrongful conduct by the Advisor Defendants, for which they are now liable, the assets and value of the Excelsior Funds have been reduced and diminished and the corporate assets of the Excelsior Funds have been wasted.

COUNT III

VIOLATION OF SECTION 206 OF THE INVESTMENT ADVISORS ACT OF 1940
(Against the Advisor Defendants)

86. Plaintiff incorporates by reference all paragraphs above.

86. This Count II is based on Section 215 of the Investment Advisors Act, 15 U.S.C. § 80b-6.

87. The Advisor Defendants are the investment advisor to the Excelsior Funds pursuant to the IAA and, as such, are fiduciaries under the IAA and held to the standards of behavior defined in Section 206 of the IAA.

88. The Advisor Defendants breached their fiduciary duties to the Excelsior Funds by engaging in the acts described in this Complaint, which were acts, practices and courses of business that were fraudulent, deceptive and manipulative and a breach of the fiduciary duties defined in Section 206 of the IAA.

89. The Advisor Defendants are liable to the Excelsior Funds and their shareholders as a direct participant in the wrongs alleged in this Count II and have had authority and control over the Excelsior Funds and their operations, including the ability

to control the manipulative and illegal acts described in this Complaint.

90. As a direct and proximate result of said Defendants' wrongful conduct as alleged in this Complaint, the NAV of the Excelsior Funds has been reduced and diminished and the corporate assets of the Excelsior Funds has been wasted and the Advisor Defendants have collected illegal profits and fees.

COUNT IV

Common Law Breach of Fiduciary Duty
(Against Schwab, the U.S. Trust Defendants, and the Director Defendants)

92. Plaintiff incorporates by reference all paragraphs above.

92. Schwab, the U.S. Trust Defendants, and the Director Defendants and each of them owed to the Excelsior Funds and their shareholders the duty to exercise due care, diligence, honesty and loyalty in the management and administration of the affairs of each Excelsior Fund and in the use and preservation of its property and assets, and the duty of full and candid disclosure of all material facts thereto. Further, Defendants owed a duty to the Excelsior Funds and their shareholders the duties of loyalty and care, not to waste the funds' corporate assets and not to place their own personal self-interest above the best interest of the funds and their shareholders.

93. To discharge those duties, Defendants were required to exercise prudent supervision over the management, policies, practices, controls, and financial and corporate affairs of the Excelsior Funds.

94. As alleged above, each Defendant breached his, hers or its fiduciary duty by the acts alleged in this Complaint.

95. As alleged above, each Defendant breached its fiduciary duty to preserve and not to waste the assets of the Excelsior Funds by permitting or incurring excess

charges and expenses to the funds in connection with the timing scheme.

96. The Defendants' breaches of fiduciary duty constitute willful misfeasance, bad faith, gross negligence, and/or reckless disregard of the duties involved in the conduct of their respective offices.

97. Plaintiff and the Excelsior Funds have suffered damages as a result of acts alleged in this Count, and Schwab, the U.S. Trust Defendants and the Director Defendants are jointly and severally liable therefore.

COUNT V

Civil Conspiracy
(Against the U.S. Trust Defendants)

98. Plaintiff incorporates by reference and realleges the preceding allegations, as though fully set forth herein.

99. Market timers and the U.S. Trust Defendants entered into agreements or combinations with each other to accomplish by common plan the illegal acts described in this Complaint and, by their actions, demonstrated the existence of an agreement and combination.

100. The U.S. Trust Defendants, by their actions, demonstrated knowledge that a tortuous or illegal act or acts was planned and their intention to aid in such act or acts; and maliciously and intentionally conspired, combined and agreed with one another to commit the unlawful acts alleged in this Complaint or to commit acts by unlawful means causing injury to Plaintiff and the Excelsior Funds and proximately causing injury and damages to Plaintiff and the Excelsior Funds for which they are jointly and severally liable.

101. Plaintiff and the Excelsior Funds have suffered damages as a result of the

wrongs and the conspiracy to commit such wrongs as alleged in the Complaint in an amount to be proved at trial.

PRAYER FOR RELIEF

WHEREFORE, Plaintiff prays for judgment as follows:

A. Declaring that Defendants have breached their fiduciary duties as alleged herein;

B. Removing the Directors and replacing them with truly independent Directors.

C. Directing Defendants, jointly and severally, to account for and reimburse all losses and/or damages sustained by holders of Excelsior Funds by reason of the acts and transactions complained of herein;

D. Ordering Defendants and those under their supervision and control to refrain from further violations as are alleged herein and to implement corrective measures that will rectify all such wrongs as have been committed and prevent their recurrence;

E. Awarding pre-judgment and post-judgment interest as allowed by law;

F. Awarding Plaintiff's attorneys' fees, expert fees, consultant fees, and other costs and expenses; and,

G. Granting such other and further relief as this Court may deem just and proper.

JURY DEMAND

Plaintiff respectfully demands a trial by jury.

Dated: July 26, 2004

CHIMICLES & TIKELLIS LLP

By: [signature]

Nicholas E. Chimicles
Denise Davis Schwartzman
Timothy N. Mathews
361 W. Lancaster Avenue
Haverford, PA 19041
(610) 642-8500

LAW OFFICES OF BRUCE G. MURPHY

Bruce G. Murphy
265 Llwyds Lane
Vero Beach, FL 32963
(828) 737-0500

ATTORNEYS FOR PLAINTIFF

EXHIBIT A

Excelsior International Fund

Excelsior Money Fund

Excelsior Government Money Fund

Excelsior Treasury Money Fund

Excelsior Blended Equity Fund

Excelsior Large Cap Growth Fund

Excelsior Small Cap Fund

Excelsior Value and Restructuring Fund

Excelsior Energy and Natural Resources Fund

Excelsior Real Estate Fund

Excelsior Biotechnology Fund

Excelsior Pacific/Asia Fund

Excelsior Pan European Fund

Excelsior Emerging Markets Fund

Excelsior Short-Term Government Securities Fund

Excelsior Intermediate-Term Managed Income Fund

Excelsior Managed Income Fund

Excelsior Tax-Exempt Money Fund

Excelsior New York Tax-Exempt Money Fund

Excelsior Short-Term Tax-Exempt Securities Fund

Excelsior Intermediate-Term Tax-Exempt Fund

Excelsior Long-Term Tax-Exempt Fund

Excelsior New York Intermediate-Term Tax-Exempt Fund

Excelsior California Tax-Exempt Income Fund.

Excelsior Equity Fund

Excelsior Optimum Growth Fund

Excelsior High Yield Fund

Excelsior Mid Cap Value Fund

Excelsior Income Fund

Excelsior Total Return Bond Fund

Excelsior International Equity Fund

Excelsior Enhanced Tax Advantaged International Fund

Excelsior Equity Income Fund.

EXHIBIT B

VERIFICATION OF PLAINTIFF

Lou Ann Murphy, the plaintiff in the above styled action declares:

I ~~purchased~~ acquired shares of the Excelsior International Fund on May 20, 2002 and continue to hold such shares. I reviewed the Complaint and authorized counsel to file the Complaint. This action is not collusive to confer jurisdiction on the United States, which it would not otherwise have.

I declare the above to be true under the penalty of perjury.

Dated: 9/2/04

Lou Ann Murphy